Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ABH Holdco, Incorporated
49 Immigration St. Suite 204
Charleston, SC 29403
www.islandbrandsusa.com

Up to $4,746,000.00 in Series CF-2 Non-Voting Preferred Stock at $7.91
Minimum Target Amount: $9,998.24

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ABH Holdco, Incorporated
Address: 49 Immigration St. Suite 204, Charleston, SC 29403
State of Incorporation: SC
Date Incorporated: March 01, 2019

Terms:

Equity

Offering Minimum: $9,998.24 | 1,264 shares of Series CF-2 Non-Voting Preferred Stock
Offering Maximum: $4,746,000.00 | 600,000 shares of Series CF-2 Non-Voting Preferred Stock
Type of Security Offered: Series CF-2 Non-Voting Preferred Stock
Purchase Price of Security Offered: $7.91
Minimum Investment Amount (per investor): $245.21

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Tier 1- $250

Exclusive Island Local Trucker Hat

Exclusive Island Local Sticker

Ownership certificate

Tier 2- $500

1 Exclusive Island Local Hat

1 Exclusive Island Local Sticker

2 Exclusive Island Local Pint Glasses

15% off for 1 year in Island Brands USA Merch Store

Island Local Founders Club "Lifetime Status"

Ownership certificate

Tier 3 - $1000

2 Exclusive Island Local Hat

2 Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local “Founders Club“ Lifetime Status

Ownership certificate

Tier 4 - $5000

5% Bonus Shares

2 Exclusive Island Local Hats

2 Exclusive Island Local Stickers

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local “Founders Club“ Lifetime Status

Ownership certificate

Tier 5 - $10,000

2 Exclusive Island Local Hats

2 Exclusive Island Local Stickers

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local “Founders Club“ Lifetime Status

Ownership certificate

Help Island Brands choose their next beer ! - You will help the Island Brands R&D team choose their next beer. You will have an exclusive behind the scenes look at the recipe fine tuning process and will participate in multiple tasting panels to help finalize a new innovation ahead of bringing it to market.

Tier 6 - $25,000

10% bonus shares

2 Exclusive Island Local Hat

2Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local “Founders Club“ Lifetime Status

Ownership certificate

A one acre oyster reef will be built in your name. This effort will help clean coastal waters, restore critical habitat and provide coastal buffering to our coastline. You will work with Island Brands USA to identify a location and name the oyster reef. A celebration event will be held in your honor once the oyster reef has been established.

Tier 7 - $50,000

15% bonus shares

2 Exclusive Island Local Hat

2 Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

30% off for 1 year in Island Brands USA Merch Store

Island Local “Founders Club“ Lifetime Status

Ultimate Island Getaway -Private air travel for you and one guest on Island Brands' Renegade Seaplane “High Vibe” from Fort Lauderdale to the crystal blue waters of the Bahamas.. Kick back with the Founders for an exclusive 4 day/3 night guided fishing lodge experience. This makes you an island local for life!

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

ABH HoldCo., Inc. (dba Island Brands USA) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF-2 Non-voting Preferred Stock at $7.91 / share, you will receive 110 shares of Series CF-2 Non-voting Preferred Stock, meaning you'll own 110 shares for $791. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company

surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Island Brands USA is a regional CPG beer company and lifestyle brand. The company's primary focus is on a top-down retail grocery chain-based strategy. The core tenants of the brand are to disrupt the multi-national corporate factory beer companies with our better for you positioned all clean family of super-premium beer. We utilize alternative media strategies to leverage the highest ROI on customer acquisition and have a robust retention strategy for brand loyalty and an increased rate of sale.

ABH Holdco, Inc. has two wholly-owned subsidiaries: First, American Beverages Holdings, LLC. On March 3, 2019, the LLC reorganized with the result of the transaction being that the existing members of the LLC exchanged their equity in the LLC for Common Shares in ABH Holdco, Inc. The LLC holds the current license issued by the South Carolina Department of Revenue Alcohol % Beverage Licensing Division for the production of its inventory. Second, American Supply Holdings LLC is the licensing subsidiary that licenses our Island Brands family of trademarks from American Beverage Holdings, LLC for the purpose of selling retail apparel and other merchandise.

Island Brands USA is a “d/b/a” name used for our products with our commercial partner for the production of Island product lines. The Company's IP is all owned by American Beverage Holdings LLC, a wholly owned subsidiary of ABH Holdco Inc.

Competitors and Industry

The US beer industry is dominated by a tri-opoly of multinational macro beer corporations. Their share of market is over *80 percent and the balance is craft beer. Island Brands USA is well positioned to capture market share from both sectors with our primary focus on the fastest growth sector of super premium sub category of macro beer. We are gaining significant traction and market share in the super premium category and are increasing shelf positions in these areas of the retail planograms of our major retailers. Some of our regional based competitors would be Yuengling and Corona.

Current Stage and Roadmap

<u>Prior Development History</u>

Since beginning operation in 2016, Island Brands USA has quickly moved from startup through an emerging phase and into our growth stage where we are now. We have assembled a team of beer industry experts with a combined total of over 100 years of

experience to execute on our hot brand and to create best-in-class operational excellence. We currently have four products on the market, Island Coastal Lager, Island Active, Island Lemonada, and Island Southern Peach. Our products are distributed in seven southeast states; SC, NC, GA, FL, TN, AL, and VA. Our products are available in grocery, convenience stores, and on-premise (bars and restaurants) accounts.

Future Roadmap

As we continue to gain traction and increase month-over-month sales, we have no plans to slow down. In the next 6 months, we will release additional flavors of our low-calorie super-premium Island Active beer, a new hard lemonade and hard tea FMB line, and a higher ABV product line targeting convenience stores and independent stores. These sub-categories target large verticles within the macro landscape with our higher quality all-clean products. We continue to increase our trajectory of Points of Distribution (PODs) as well as our Rate of Sale (ROS) in our 7 SouthEastern states and expand into 3 additional states. We expect 2022 to be a breakout year as we have built an experienced team and implemented additional technology to leverage and execute on the full potential of this brand family.

The Team

Officers and Directors

Name: Scott Hansen

Scott Hansen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: May, 2016 - Present
  Responsibilities: Sales and Marketing. Salary $300,000. Equity 3,765,770 shares of Class A Voting Common Stock.

- **Position:** Director
  Dates of Service: March, 2019 - Present
  Responsibilities: Board position

Name: Michael J. Woods

Michael J. Woods's current primary role is with Blast Motion. Michael J. Woods currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: April, 2021 - Present

Responsibilities: general business advisement

Other business experience in the past three years:

- **Employer:** Blast Motion
  Title: VP
  Dates of Service: April, 2014 - Present
  Responsibilities: Business development

Name: Michael Horn

Michael Horn 's current primary role is with Cubles. Michael Horn currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: April, 2021 - Present
  Responsibilities: General business advisement

Other business experience in the past three years:

- **Employer:** Cubles
  Title: Chief Sales Officer
  Dates of Service: July, 2020 - Present
  Responsibilities: Business strategy

Other business experience in the past three years:

- **Employer:** PopCultivator
  Title: Chief Business Development Officer
  Dates of Service: February, 2020 - Present
  Responsibilities: Head of business development for content creation company

Other business experience in the past three years:

- **Employer:** National Security Capital Advisors, LLC.
  Title: Partner - Research and Client Support Operations Management
  Dates of Service: March, 2020 - Present
  Responsibilities: Provides Mergers and Acquisitions advisory services, Growth Equity and Debt capital raise, Private Equity backed investments and acquisitions, management buy-outs, and strategic growth consulting related to companies desiring to expand their presence or prepare for sale predominantly within the National Security/Intelligence Community/CyberSecurity market

segment.

Other business experience in the past three years:

- **Employer:** Paladins.Agency
  Title: Co-Founder
  Dates of Service: November, 2020 - Present
  Responsibilities: Founder

Other business experience in the past three years:

- **Employer:** Mountain Troll LLC
  Title: Co-Founder
  Dates of Service: October, 2019 - Present
  Responsibilities: Founder

Other business experience in the past three years:

- **Employer:** Power Up Factory
  Title: CEO
  Dates of Service: February, 2012 - December, 2018
  Responsibilities: Developer of licensed collectible merchandise.

Name: Brandon Perry

Brandon Perry's current primary role is with Cooper Perry Fund. Brandon Perry currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: March, 2019 - Present
  Responsibilities: Director on the board of the company. Mr. Perry currently owns 4,015,770 shares of Class A Voting Common Stock.

Other business experience in the past three years:

- **Employer:** Island Brands / ABH Holdco, Inc.
  Title: Co-CEO, Chief Marketing Officer
  Dates of Service: May, 2017 - January, 2022
  Responsibilities: Operations and marketing leadership for the company.

Other business experience in the past three years:

- **Employer:** Cooper Perry Fund
  Title: Executive Director
  Dates of Service: September, 2004 - Present
  Responsibilities: The Cooper Perry Fund has been created to accomplish three main goals: 1. Create awareness of brain trauma, specifically Meningitis, and Encephalitis. 2. Raise funds for medical research, brain protection and preservation, and for brain trauma victims. 3. Continue the ongoing legacy of Cooper Perry's spirit. The Cooper Perry Fund supports various local and national charities.

Name: Jay Ward

Jay Ward's current primary role is with McGowan, Hood and Felder, LLC. Jay Ward currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June, 2022 - Present
  Responsibilities: Advising the company on strategic decisions. No salary and equity compensation.

Other business experience in the past three years:

- **Employer:** McGowan, Hood and Felder, LLC
  Title: Attorney
  Dates of Service: January, 2017 - Present
  Responsibilities: Lawyer

Name: Steve Kleiman

Steve Kleiman's current primary role is with Thistlewood Partners Ltd. Steve Kleiman currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June, 2022 - Present
  Responsibilities: Advising the company on strategic decisions. No salary or equity compensation.

Other business experience in the past three years:

- **Employer:** Thistlewood Partners Ltd
  Title: Managing Member

Dates of Service: December, 2019 - Present
Responsibilities: Managing

Other business experience in the past three years:

- **Employer:** Solo Capital Management
  Title: Principal
  Dates of Service: August, 2018 - Present
  Responsibilities: Principal

Name: Michael Kane

Michael Kane's current primary role is with Comfort Keepers. Michael Kane currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June, 2022 - Present
  Responsibilities: Advising the company on strategic decisions. No salary or equity compensation.

Other business experience in the past three years:

- **Employer:** Comfort Keepers
  Title: Owner
  Dates of Service: January, 2017 - Present
  Responsibilities: Run operations

Other business experience in the past three years:

- **Employer:** FedEx Ground
  Title: Owner
  Dates of Service: January, 2016 - Present
  Responsibilities: Run Operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed

companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series CF Non-voting Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series CF-2 Non-voting Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series CF-2 Non-Voting Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of either class of Common Stock. In addition, if we need to raise more equity capital from the sale of Capital Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational

products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our 2022 innovations. Delays or cost overruns in the development of our 2022 innovations and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Series CF-2 Non-Voting Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the

right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that it is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 18 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially

and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are Dependent Upon Contract Brewers to Produce our Commercial Products
We are dependent upon our contract brewing agreements with third party providers and the licensed use of their respective technology to provide us with a strategic market advantage in production, canning and distribution of our brands. If the contract brewing agreements with either company were terminated for any reason, then we may not be able to achieve our projected results and require significant additional capital in order to acquire similar advanced intellectual property and operations know-how in the beer industry.

There is no public market for our securities and there will be restrictions on the transferability of your interest.
There is currently no public market for any of our securities. We cannot assure you that any such public market will ever develop or be unrestricted in the future. Moreover, even if a public market does develop, any sale of our securities may be made only pursuant to an effective registration statement under federal and applicable state securities laws or exemptions from such laws. Therefore, investors should be prepared to hold their Shares for an indefinite amount of time.

The price of the Shares offered hereunder should not be regarded as an indication of any future market price for such Shares and may not represent their fair value.
The offering price of the Shares offered by us has been determined by us based on a number of factors, such as the prospects for our business and the industry in which we compete, an assessment of our management, our present operations and our earnings prospects, the present state of our development, our contract brewing agreements, our distributions network, and the general condition of the securities markets. The price should not, however, be regarded as an indication of any future market price for the Shares and does not necessarily bear any relationship to our assets, earnings, book value per Share or other generally accepted criteria of value. Investors participating in this offering will experience immediate and substantial dilution in the net tangible book value of the Shares.

Our existing stockholders have, and may continue to have, control over the election of our directors and other corporate actions.
The existing holders of our stock currently have, and likely will continue to have, control over the election of our directors and approval of other corporate actions. This control over our affairs might be adverse to the interests of other stockholders.

There is no guarantee of a return on your investment.

There is no assurance that a purchaser of Shares will realize a return on investment and a Shareholder may lose their entire investment. There is also no assurance that the Company will ever have income sufficient to cover its expenses and have sufficient cash flow to make distributions to its Shareholders. Even if the Company makes distributions, there can be no guarantee concerning the timing or amounts of the distributions. The Company currently intends to retain all future earnings, if any, for the foreseeable future to support its business.

Your ownership of the Shares will be subject to dilution.

Only certain owners have preemptive rights. If the Company conducts subsequent offerings of or securities convertible into shares of capital stock of any class of securities, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase Shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares of capital stock. Furthermore, shareholders may experience a dilution in the value of their Shares depending on the terms and pricing of any future Share issuances (including the Shares being sold in this offering) and the value of the Company's assets at the time of issuance.

There can be no assurance that we will ever provide liquidity to Investors through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for purchasers. Furthermore, we may be unable to register the securities for resale by purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to make an effective registration, Investors could be unable to sell their securities unless an exemption from registration is available. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

We have a limited operating history.

Our Company was formed on March 1, 2019. To date, our Company's primary focus has been on (i) developing our production and distribution network, (ii) building our brand awareness through aggressive marketing, and (iii) diversifying our risk through developing new flavor brands and multiple production facilities. Accordingly, the value of the business should be based upon an evaluation of the markets the Company has entered, new opportunities, and the intellectual property that the Company continues to develop.

The market for our products is intensely competitive.

We are competing with many new entrants into the craft beer market. Many of our competitors have established market acceptance and have far greater financial, marketing, technological and other resources, experience, proven operating histories, and larger teams than we do. We expect to face strong competition from both well-established companies and small/independent producers. Significant competitive factors in our market include the size of the market, recent limited sales figures, and the high cost of marketing new products. If we are unable to compete successfully with established companies in our market, our business and results of operations could be adversely affected.

We rely heavily on certain vendors, suppliers and distributors, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to maintain consistent price and quality throughout our brands depends in part upon our ability to acquire specified products and supplies in sufficient quantities from third-party vendors, suppliers and distributors at a reasonable cost. We use a limited number of suppliers and distributors in various geographical areas. We do not control the businesses of our vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Furthermore, certain items are perishable, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our products or whether our end product will be delivered fresh to the consumer. If any of our vendors or other suppliers are unable to fulfill their obligations to our standards, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could lead to disruptions to our distribution and would have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our current vendors or other suppliers are unable to support our expansion into new markets, or if we are unable to find vendors to meet our supply specifications or service needs as we expand, we could likewise encounter supply shortages and incur higher costs to secure adequate supplies, which would have a material adverse effect on our business, financial condition and results of operations.

The distribution and sale of beer has historically been subject to a continuously changing tax regime.

Historically, there has been significant variation in the taxation of beer sales. As recently as December 2017, the "Tax Cuts and Jobs Act" was passed by Congress which provided, among other things, a temporary reduction in federal excise taxes on beer to $3.50 per gallon for the first 60,000 barrels for domestic brewers producing fewer than 2 million barrels annually. Further, individual states also impose excise taxes on alcoholic beverages in varying amounts. In the future, the excise tax rate could be increased by either the federal or state governments. Future increases in excise taxes on alcoholic beverages could have a material adverse effect on our business and financial condition.

Our pro forma financial statements and projections are subject to change and our financial and operating projections are subject to inherent risks.

Our pro forma financial statements have not been audited or reviewed by an

independent certified public accountant. Accordingly, such statements are not prepared in accordance with generally accepted accounting principles ("GAAP") and are subject to material adjustments as a result of future audit or review. The operational and financial projections and forecasts included in this Memorandum reflect numerous assumptions made by management, including assumptions with respect to our specific as well as general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond our control. Accordingly, there is a risk that the assumptions made in preparing the projections, or the projections themselves, will prove inaccurate. There will be differences between actual and projected results, and actual results may be materially different from than those contained in the projections. The inclusion of the projections in this Memorandum should not be regarded as an indication that we or our management or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. The absence of notes to the financial statements renders the statements incomplete. Investors should not rely upon the financial statements without further inquiry of management to determine our historical financial position and performance and to better understand our prospects.

We are dependent upon certain key personnel.

We are dependent upon the services of a skilled business management team as well as a technical research and development team. The loss of the services of Scott Hansen within a short period of time could have a material adverse effect on the Company's business and could impair our ability to complete the rollout of our products and services. The Company's future success is also dependent upon its ability to attract and retain additional key employees, and if the Company cannot do so, then its business operations, financial condition, and results from operations may be adversely affected. The Company can make no assurance that such key personnel will remain in its employ or that it will be able to attract and retain key personnel in the future.

We will need to build and retain our personnel infrastructure at all levels.

We plan on continuing to grow rapidly, which will require the addition of new personnel throughout the Company. As we expand our production operations, sales and marketing efforts, and research and development activities, we will need to hire and retain skilled and semi-skilled employees. In a market where such qualified employees are in high demand, the inability to hire needed employees on a timely basis and/or the inability to retain those that we do hire could have a material adverse effect on our ability to meet the schedules of our business plan.

Pandemic Risk.

The spread of COVID-19 poses a risk to our investment timetables, our production and distribution cycles, and possibly our employees involved in the execution of our business plans. It is possible the virus may spread on one of our vendors facilities, and we may face lawsuits in relation COVID-19 issues. Additionally, we may face increased costs from continual heightened sanitation efforts. COVID-19 is a public and political crisis, and unknown disruptions may occur. The production of our brands is not a business that can be conducted by operating remotely or through video

conference, and Center for Disease Control or state mandates may force us to alter operations.

Regulatory requirements are cumbersome and expensive.
Each state in the United States has stringent government regulations controlling the craft beer market in those respective states. We may be required to obtain permits, licenses, or obtain approval from—and to pay fees, taxes, or duties to—a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market our products and operate efficiently.

The use of individually identifiable data by our business, our business associates and third parties is regulated at state and Federal levels.
Costs associated with information security—such as investment in technology, the costs of compliance with consumer protections laws and costs resulting from consumer fraud—could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company in the Future May Be Subject to Legal Proceedings and Litigation.
The Company may become party to lawsuits during the normal course of business. Litigation in general is often expensive and disruptive to normal business operations. In the beer industry, there is an ever-broadening array of legal and regulatory challenges that companies face. The Company may be required to address regulatory requests or enforcement proceedings or may be a defendant in a class action or other litigation. Any such claims, regardless of merit, could be time-consuming and expensive to litigate or settle, divert the attention of management, cause significant delays, materially disrupt the conduct of the Company's business and have a material adverse effect on the Company's business and financial results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Padgett Thomas, LLC (managed by Scott Hansen, 99% owned by Scott Hansen)	3,765,770	Class A Voting Common Stock	27.0%
Brandon Perry	4,015,770	Class A Voting Common Stock	29.0%

The Company's Securities

The Company has authorized Series A Preferred Stock, Series B Preferred Stock, Series CF Non-Voting Preferred Stock, Series CF-2 Non-Voting Preferred Stock , Class A Voting Common Stock, Class B Non-Voting Common Stock, Series C Preferred Stock, 2022 Convertible Notes (Various Lenders) , and 2022 Convertible Note for Services. As part of the Regulation Crowdfunding raise, the Company will be offering up to 600,000 of Series CF-2 Non-Voting Preferred Stock .

Series A Preferred Stock

The amount of security authorized is 3,600,000 with a total of 3,116,740 outstanding.

Voting Rights

Each holder of Series A Preferred Stock has the right to vote one vote per share for major corporate actions; provided, however, all Series A Preferred Stock and Series B Preferred Stock are subject to a Voting Rights and Irrevocable Proxy Agreement granting the CEO as each shareholder's proxy to vote on certain corporate matters.

Material Rights

Other Material Rights

Holders of Series A Preferred Stock are parri pasu with holders of Series B Preferred Stock with respect to material rights granted according to the Company's Amended & Restated Investor Rights Agreement. Each Holder has certain information rights and Major Holders (3% or more equity in the Company) have inspection rights. Additionally, all holders of Series A Preferred Stock and Series B Preferred Stock have a pro-rata participation right for any new securities issued by the company.

Rights of Series A/Series B Preferred Stock of ABH Holdco, Inc.

For the sake of clarity, Series CF-2 Non-Voting Preferred Stock is non-voting stock and only has a conversion right to Class B Non-Voting Common Stock with respect to a Deemed Liquidation Event as that term is defined in the Company's Articles of Incorporation, as amended (the "Articles"). The protective provisions afforded Series A Preferred Stock and Series B Preferred Stock in Article 2.3 of the Articles do not apply to Series CF-2 Non-voting Preferred Stock. Pursuant to the Articles, holders of Preferred Stock shall participate ratably with respect to any Deemed Liquidation Event, subject to the Series A dividend right as explained further below.

Amended & Restated Investor Rights Agreement

Each Major Investor, which is defined as a shareholder who holds at least 1,500,000 shares of the Company's outstanding capital stock, has certain information and inspection rights pursuant to the Company's Amended & Restated Investor Rights Agreement. Additionally, each Major Investor has a right of first offer for any new securities issued by the Company. With respect to voting rights, a majority of the holders of Series A Preferred Stock and Series B Preferred Stock, respectively, have entered into an Irrevocable Proxy and Voting Agreement with the Company to have Brandon Perry serve as their proxy for all votes upon which shareholders are entitled to vote, except for major corporate actions, which the proxy is only valid after the expiration of the statutorily required notice period for any shareholder vote.

Articles of Incorporation, as amended

All holders of Series A Preferred Stock and Series B Preferred Stock have certain preferential rights as outlined in the Company's Articles of Incorporation, as amended (the "Charter"). Holders of the Company's preferred stock have a liquidation preference over holders of Common Stock with respect to certain mergers, consolidations or asset sales that would be deemed to be a liquidation event as defined by the Company's Charter. Upon any deemed liquidation event, holders of the Company's Series A Preferred Stock and Series B Preferred Stock have a right to convert their shares to shares of Class A Voting Common Stock of the Company immediately prior to any such transaction.

Subject to the Voting Agreement entered into by holders of the Company's Series A Preferred Stock and Series B Preferred Stock, for as long as there remains 25% of each class of Series A and Series B, then each class must approve by a majority the following actions of the Company:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of

incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

Dividend Rights

Holders of only Series A Preferred Stock have a right to a one-time, non-cumulative dividend at the rate of 8% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior to and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Class A Voting Common Stock).

Series B Preferred Stock

The amount of security authorized is 1,200,000 with a total of 572,827 outstanding.

Voting Rights

Each holder of Series B Preferred Stock has the right to vote one vote per share for major corporate actions; provided, however, all Series B Preferred Stock is subject to a Voting Rights and Irrevocable Proxy Agreement granting the CEO as each shareholder's proxy to vote on certain corporate matters.

Material Rights

Holders of Series B Preferred Stock are parri pasu with holders of Series B Preferred Stock with respect to material rights granted pursuant to the Company's Amended & Restated Investor Rights Agreement. Each Holder has certain information rights and Major Holders (3% or more equity in the Company) have inspection rights. Additionally, all holders of Series A Preferred Stock and Series B Preferred Stock have a pro-rata participation right for any new securities issued by the company.

Rights of Series A/Series B Preferred Stock of ABH Holdco, Inc.

For the sake of clarity, Series CF-2 Non-Voting Preferred Stock is non-voting stock and only has a conversion right to Class B Non-Voting Common Stock with respect to

a Deemed Liquidation Event as that term is defined in the Company's Articles of Incorporation, as amended (the "Articles"). The protective provisions afforded Series A Preferred Stock and Series B Preferred Stock in Article 2.3 of the Articles do not apply to Series CF-2 Non-voting Preferred Stock. Pursuant to the Articles, holders of Preferred Stock shall participate ratably with respect to any Deemed Liquidation Event, subject to the Series A dividend right as explained further below.

Amended & Restated Investor Rights Agreement

Each Major Investor, which is defined as a shareholder who holds at least 1,500,000 shares of the Company's outstanding capital stock, has certain information and inspection rights pursuant to the Company's Amended & Restated Investor Rights Agreement. Additionally, each Major Investor has a right of first offer for any new securities issued by the Company. With respect to voting rights, a majority of the holders of Series A Preferred Stock and Series B Preferred Stock, respectively, have entered into an Irrevocable Proxy and Voting Agreement with the Company to have Brandon Perry serve as their proxy for all votes upon which shareholders are entitled to vote, except for major corporate actions, upon which the proxy is only valid after the expiration of the statutorily required notice period for any shareholder vote.

Articles of Incorporation, as amended

All holders of Series A Preferred Stock and Series B Preferred Stock have certain preferential rights as outlined in the Company's Articles of Incorporation, as amended (the "Charter"). Holders of the Company's preferred stock have a liquidation preference over holders of Common Stock with respect to certain mergers, consolidations or asset sales that would be deemed to be a liquidation event as defined by the Company's Charter. Upon any deemed liquidation event, holders of the Company's Series A Preferred Stock and Series B Preferred Stock have a right to convert their shares to shares of Class A Voting Common Stock of the Company immediately prior to any such transaction.

Subject to the Voting Agreement entered into by holders of the Company's Series A Preferred Stock and Series B Preferred Stock, for as long as there remains 25% of each class of Series A and Series B, then each class must approve by a majority the following actions of the Company:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

Dividend Rights

Holders of only Series A Preferred Stock have a right to a one-time, non-cumulative dividend at the rate of 8% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior to and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Class A Voting Common Stock).

Series CF Non-Voting Preferred Stock

The amount of security authorized is 1,000,000 with a total of 946,979 outstanding.

Voting Rights

There are no voting rights associated with Series CF Non-Voting Preferred Stock.

Material Rights

Series CF Non-Voting Preferred Stock shall only have a right to conversion into Class B Non-Voting Common Stock upon a Deemed Liquidation Event.

Series CF-2 Non-Voting Preferred Stock

The amount of security authorized is 700,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series CF-2 Non-Voting Preferred Stock .

Material Rights

Please refer to Exhibit F of this offering memorandum for the Company's most recent Amended Articles of Incorporation.

This is the class of security being sold in this offering.

Series CF-2 Non-Voting Preferred Stock shall only have a right to conversion into Class B Non-Voting Common Stock upon a Deemed Liquidation Event.

Class A Voting Common Stock

The amount of security authorized is 16,500,000 with a total of 10,135,940 outstanding.

Voting Rights

Common Stock has the right to vote one vote per share on all matters upon which holders of Class A Voting Common Stock are entitled to vote. Additionally, certain founding holders of Common Stock are governed by a Shareholder Agreement. Approximately 1,100,000 shares of Common Stock have been reserved for future issuance pursuant to (and are governed by) the Company's 2020 Equity Incentive Plan (the "Plan"). There are no shares outstanding from the Plan as of the date of this offering.

Material Rights

Class A Voting Common Stock held by the founders of the Company are subject to transfer restrictions in the Company's Shareholder Agreement, which contain standard minority protection provisions such as a Right of Co-Sale, Participation Rights for Major Holders (at least 3% equity in the Company), and Drag-Along/Tag-Along Rights.

<u>Stock Options - Amount Outstanding</u>

The Company has a total of 1,100,000 shares of Common Stock available for issuance pursuant to the Company’s 2020 Equity Incentive Plan which are reserved but unissued. As of the launch of the Regulation CF offering, there have been no issuances under the Company’s 2020 Equity Incentive Plan. The Amount Outstanding listed above takes into account these stock options.

Class B Non-Voting Common Stock

The amount of security authorized is 3,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

Series C Preferred Stock

The amount of security authorized is 1,500,000 with a total of 0 outstanding.

Voting Rights

Prospective holders of Series C Preferred Stock shall have voting rights, which will be subject to a market standard Series C Preferred Stock Investor Rights Agreement to be negotiated just prior the time of conversion of the Company's outstanding convertible notes.

Material Rights

The amount of security authorized is 1,500,000 with a total of zero outstanding. The Series C Preferred Stock class is designated for issuance pursuant to the conversion of certain convertible notes offered and issued by the Company. As of May 31, 2022, the Company has sold an aggregate of $1,750,000 in convertible notes, and is authorized to sell up to $4,000,000 as part of this offering relying upon a Rule 506(b) exemption. The notes have a maturity of March 31, 2024.

Material Rights

Series C Preferred Stock shall have a right of conversion into Class A Voting Common Stock of the Company upon a Deemed Liquidation Event.

2022 Convertible Notes (Various Lenders)

The security will convert into Series a preferred stock and the terms of the 2022 Convertible Notes (Various Lenders) are outlined below:

Amount outstanding: $2,000,000.00
Maturity Date: March 31, 2024
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Maturity date of 03/21/24

Material Rights

The convertible notes are convertible into common shares Series A Preferred Stock at a conversion price. Some notes will convert on 3/31/24 and some will convert on 1/31/25.

2022 Convertible Note for Services

The security will convert into Series a preferred stock and the terms of the 2022 Convertible Note for Services are outlined below:

Amount outstanding: $2,100,000.00
Maturity Date: March 31, 2024
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Maturity Date of 3/31/2024

Material Rights

The convertible notes are convertible into common shares Series A at a conversion price.

What it means to be a minority holder

As a minority holder of Series CF Non-voting Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,935,495.54
  Number of Securities Sold: 3,116,740
  Use of proceeds: Working Capital
  Date: July 29, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Series B Preferred Stock
  Type of security sold: Equity
  Final amount sold: $796,229.53
  Number of Securities Sold: 572,827
  Use of proceeds: Working Capital
  Date: November 20, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Series CF Non-Voting Preferred Stock
  Type of security sold: Equity
  Final amount sold: $4,057,546.80
  Number of Securities Sold: 928,357
  Use of proceeds: Marketing & operations.
  Date: October 30, 2021
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Debt
  Final amount sold: $4,100,000.00
  Use of proceeds: Marketing & Operations
  Date: January 31, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>**Fiscal Year ended with December 31, 2022 versus December 31, 2021**</u>

Revenue

Revenue for the fiscal year 2022 was $1,669,081, a decrease of $1,000,790, from the fiscal year 2021 revenue of $2,669,871. CO2 moratorium in May of 2022, stopped purchasing and affected our revenue through retail programming (BOGOs), last four months of the year moved production to a new brewer to expand margins (lower COGS) at expense of short-term revenue gain.

Cost of goods

COGS in the fiscal year 2022 was $1,386,043, a decrease of $659,930, from COGS of $2,045,973 in the fiscal year 2021, in line with decreased revenue.

Gross margins

2022 gross profit decreased by $340,860 over 2021. Our COGS prices increased with the former co-packer, requiring additional manual labor for the new package configuration.

Expenses

Our 2022 expenses decreased by $830,713 from 2021, in line with the revenue decrease. We also cut expenses, cut overhead, and cut employees.

Historical results and cash flows:

Historical results and cash flows

The Company is projected to make positive net income in 2023 with 13 additional skews beyond beer, new cost of goods with expanded margins, geo-expansion into new states/territories, and direct to consumer capabilities.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have a $400K line of credit with potential to increase, expanded margins providing better return of capital, increased capital efficiencies, and a convertible note still remaining to raise (private offerings).

Cash on hand as of April 2023 is approximately: $50,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

These funds are not critical to our company operations. We use the crowd funding to build our community of highly engaged consumer-investors. It also raises awareness for the brand.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No. The funds from this campaign are not necessary to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

In perpetuity or predicated on market conditions. erpetuity or predicted on market conditions. Our monthly burn rate currently is $60K and $80K estimated based, on cost cuts and general and administration expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

In perpetuity or predicated on market conditions. erpetuity or predicted on market conditions. Our monthly burn rate currently is $60K and $80K estimated based, on cost cuts and general and administration expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is currently in the middle of a crowdfunding campaign. There are also convertible notes remaining to be issued.

Indebtedness

- **Creditor:** Celtic Bank Corporation
  Amount Owed: $100,820.00
  Interest Rate: 3.96%
  Maturity Date: August 15, 2023
  The Company entered into a Line of Credit agreement with Celtic Bank Corporation during fiscal year 2022. The credit facility size $110,000. The interest rate is 3.96% per month. The total outstanding balance as of December 31, 2022, was $100,820. The entire balance is classified as current.

- **Creditor:** Padgett Thomas
  Amount Owed: $510,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2024

- **Creditor:** 2022 Convertible Notes (Various Lenders)
  Amount Owed: $2,000,000.00
  Interest Rate: 8.0%
  Maturity Date: March 31, 2024
  The convertible notes are convertible into common shares Series A at a conversion price. Since the conversion feature is convertible into variable number of shares and does not have fixed for-fixed features, the conversion feature was not bifurcated and recorded separately. Some notes will mature on 3/31/2024 and the others on 1/31/2025.

- **Creditor:** 2022 Convertible Note (Nascar)
  Amount Owed: $2,100,000.00
  Interest Rate: 8.0%
  Maturity Date: March 31, 2024
  In December 2022, the Company has signed convertible note in exchange for marketing and promotional services for SHR's 2023 campaign in the NASCAR Xfinity Series (the "2023 Season").

Related Party Transactions

- **Name of Entity:** Padget Thomas LLC
  Names of 20% owners: Scott Hansen
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In December 2022, the Company has received a loan from one of its owners, Scott Hansen (Padgett Thomas loan).
  Material Terms: The loan is in the amount of $510,000, bearing 10% interest per annum, with a maturity date of December 31, 2024. As of December 31, 2022, the loan is classified as long-term.

Valuation

Pre-Money Valuation: $116,850,364.26

Valuation Details:

Island Brands USA is a fast-growing domestic premium beer brand that is on the doorstep to an even faster growth curve. We are in hyper-growth mode and are scaling up in our current 7-state footprint and adding additional geography to our footprint through the remainder of 2021 and into 2022. The valuation provided considers the

inherent latency, or long-tail, of the extended sales cycle in the retail segment of the beer business. The retail mandates (commitments) we have in hand from our major retail grocery partners for the Spring retail planogram resets will fully realize the valuation when combined with our current rate of sale. In layman's terms, we are on pace to more than double our sales this year and expect 3-5 x sales in 2022. This doubling of sales in 2021 along with significant growth in Rate of Sale (ROS), Points of distribution (PODs), and strategic innovations in the growth vertical of Flavored Malt Beverages (FMBs). These significant gains along with the IRI scan data showing we are leading in growth percentages with all our current products bring us to a valuation of 120-150MM.

This valuation doesn't include all of our international traction (Carnival Cruise Lines, Bahamas, and Costco China), as well as any new on-premise (bars and restaurants) opportunities that we may or may not gain due to residual COVID uncertainties. We were a retail-focused brand family ahead of the pandemic and have only strengthened our retail position with third-party scan data (sales at the register). Lastly, we have invested in and added industry vets to anchor our ops, sales, and marketing teams to create some operational excellence on the sales, marketing, and operations sides.

The Company determined its pre-money valuation based on analysis of the following factors.

1) 12 month look back and the trajectory of Points of Distribution (PODs) and POD gains into the trade using 2021 average rate of sale (ROS) tied to those increases.

2) Retail grocery beer sales POD growth has a long tail sales cycle (latency) and is typically determined in the 4th quarter for the coming year. Our 2021 POD placements are increasing exponentially for 2022 and our rate of sale can be projected forward based on previous (2020) ROS on these PODs.

3) Our Coming innovations and IP portfolio is strong and adds significant value to the Brand equity.

4) We have used a very conservative approach to our forecasting and valuation using our team that has over 100 years of experience in the beer business.

5) We are partners with 46 of the best-in-class beer-focused distributors in our footprint with 99.9% market coverage servicing over 150,000 potential accounts and a sales force in the thousands.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully-diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has Convertible Promissory Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.24 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Funds will be utilized on various marketing expenses. Such as loyalty app software, ambassador management software, PR, consumer and retail activations.

- *Operations*
  56.5%
  The remaining funds will be used for operating expenses. Such as, salaries and talent acquisition costs.

If we raise the over allotment amount of $4,746,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Funds will be utilized on various marketing expenses. Such as loyalty app software, PR, consumer and retail activations.

- *Operations*
  56.5%
  It will be utilized on operating expenses, such as salaries.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or

directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.islandbrandsusa.com (https://www.islandbrandsusa.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/islandbrands

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

1 DAY LEFT

INVEST IN ISLAND BRANDS TODAY!

Crisp. Clean. Crushable.

Island Brands USA is a disruptive lifestyle brand with premium products across multiple segments in the adult beverage space. Named to the 2022 Inc. 5000 fastest growing ...

Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ISLAND
Inc. 5000
ISLAND

$1,624,105.20 Raised

Invest Now
$7.91 Per Share

PREVIOUSLY CROWDFUNDED
$4,057,546.80

RAISED	INVESTORS
$1,624,105.20	1,265

MIN INVEST	VALUATION
$245.21	$116.85M


AS SEEN IN
Forbes
READ STORY
In Just A Few Short Years, Island Brands Has Achieved Widespread Success In Beer.


ONE OF AMERICA'S FASTEST GROWING PRIVATE COMPANIES
Inc. 5000
READ STORY


ISLAND Racing
READ STORY
ISLAND
COASTAL LAGER
26
SHR


ISLAND
00:30


CLEAN CHOICE
ISLAND
COASTAL LAGER

Reasons to Invest

1. Island Brands is on track to outpace its competition in the domestic premium beer category. Island Active is the fastest-growing domestic beer brand in the Southeast and with growing distribution, new products will be hitting the market in 2023.


IRi
Growth delivered.
#1
Island Brand Family- #1 FASTEST GROWING
12-Pack Brand family in the US
#1
FASTEST GROWING IN THE SOUTHEAST
Active is the #1 FASTEST GROWING Domestic Light Beer Brand in the Southeast
#3
FASTEST GROWING IN THE SOUTHEAST
Island Coastal Lager is the #3 FASTEST GROWING 12-PACK Super Premium Domestic in Southeast
#1
2021 DOMESTIC INNOVATION BRAND IN THE US
Island Southern Peach 6-Packs are the #1 2021 DOMESTIC INNOVATION Brand in the US
#2
2021 DOMESTIC INNOVATION BRAND IN THE US
Island Lemonada 6-Packs are the #2 2021 DOMESTIC INNOVATION BRAND in the US (Launched May 2021)

2. Our growth trajectory, product innovations, manufacturing capacity, and market strategy enable us to rapidly scale into domestic and international markets.

Island Coastal Family

- American Premium Lager
- Easy drinking at 4.5% ABV
- Highest quality, all clean ingredients, with no adjuncts, fillers or preservatives



3. The domestic beer market is valued at over $116 billion. Beer consumption is up double-digit percentages in the Southeast, where Island Brands is currently distributed. There's a big piece of the pie left for us to crush!

Island Active Family

- American Premium Light Lager
- Very easy drinking at 4.2% ABV
- Highest quality, all clean ingredients, with no adjuncts, fillers or preservatives
- Only 88 calories and 2.6 carbs



4. We have an established network of 46 best-in-class wholesale partners serving 120,000+ points of sale across our distribution footprint. We're a startup with a *built-in infrastructure* already in place.

Island Spiked Family

- Flavored Malt Beverages
- 5.5% ABV
- Thirst quenching and better for you
- 8 delicious flavors
- Coming soon


ISLAND
Spiked
TEA
ISLAND
Spiked

With the introduction of the Island Spiked brand family, we are targeting the massive opportunity to disrupt the category by bringing cleaner, better for you FMB products to mass market, big box, chain retail, convenience stores and general market.


One Brand Family Accounting for 53% of Total Revenue
One Brand Family Accounting for 99.5% of Total Revenue
HARD LEMONADES
25% ($673 MILLION)
HARD TEAS
21% ($577 MILLION)
$2.7B
Total (US) Flavored Malt Beverage (FMB) Market Revenue

Images used are in the prototype phase, Island Hard Variety Pack is not currently available on the market.

Source

CRUSH

- Flavored Malt Beverages
- 10% ABV
- 3 delicious flavors
- Coming soon


LIME MARGARITA
CRUSH

With the introduction of the CRUSH brand family we are targeting the explosive growth and opportunities in the FMB category with specific emphasis on the chain and independent convenience store verticals.


HARD LEMONADES
25% ($673 MILLION)
HARD TEAS
21% ($577 MILLION)
$2.7B
Total (US) Flavored Malt Beverage (FMB) Market Revenue
OPPORTUNITY FOR DRINKS LIKE CRUSH
54% ($1.24 BILLION)

Images used are in the prototype phase, CRUSH is not currently available on the market.

Source

Island Volcano

- Cinnamon Flavored Tequila
- 70 Proof at 35% ABV
- Highest quality, all clean ingredients, with no adjuncts, fillers or preservatives


ISLAND
VOLCANO
COASTAL TEQUILA AND CINNAMON
TEQUILA

Images used are in the prototype phase, Island Volcano Tequila is not currently available on the market.

Island Coastal Rum

- 5 Delicious flavors: Spiced, Dark, White, Key Lime & Coconut
- Ranging from 42 to 80 Proof
- Highest quality, all clean ingredients, with no adjuncts, fillers or preservatives


COASTAL
RUM

Images used are in the prototype phase, Island Coastal Rum is not currently available on the market.

Island Wave Water

- Ready-to-Drink made with Island Coastal Tequila
- Three delicious flavors
- Easy drinking at 5% ABV
- Highest quality, all clean ingredients, with no adjuncts, fillers or preservatives


ISLAND
WAVE WATER
PALOMA
TEQUILA SUNRISE
COASTAL
TEQUILA

** Images used are in the prototype phase, Island Wave Water is not currently available on the market.*

Island Riptide

- Ready-to-Drink made with Island Coastal Rum
- Three delicious flavors
- Easy drinking at 5% ABV
- Highest quality, all clean ingredients, with no adjuncts, fillers or preservatives


ISLAND
Riptide
MOJITO
STORMY
COASTAL RUM

** Images used are in the prototype phase, Island Riptide is not currently available on the market.*

THE OPPORTUNITY

While consumers seem to have many choices when it comes to beer, they don't have a lot of options other than macro beers from giant corporations and craft beers from independent brewers. That's where we fit in.


WHERE WE LIVE
VALUE
PREMIUM
SUPER PREMIUM
HIGH MARGIN WITH DOMESTIC VELOCITY
IMPORTS
CRAFT

THE SOLUTION

Island Brands is a superpremium beverage alcohol brand that marries the high profit margins of craft products with the market velocity of domestic macrobrews and spirits.

Island Brands' core lineup of flagship beer and growing family of product innovations combine to form a portfolio that is second to none in the domestic bev/alc space.

Glass Bottles



PONIES

Variety Packs



TAKE IT EASY PACK
GET ACTIVE PACK
SPIKED VARIETY PACKS
SUNSHINE COMBO

FUELED FOR GROWTH

American-brewed, American-owned: We make the fastest-growing superpremium domestic beers in the Southeast U.S.

American-brewed, American-owned: We make some of the fastest-growing superpremium domestic beers in the Southeast U.S.



CURRENT DISTRIBUTION
Domestic USA
2023 Expansion Markets


INTERNATIONAL
Bahamas
China
Puerto Rico

Island Brands is currently available on board all Carnival Cruise ships, earning 11+ million brand impressions annually, as well as in the Bahamas and China through Costco International. A key growth strategy in 2022 is adding small, independent retailers like convenience stores and gas stations to complement Island Brands' presence in large grocers and liquor shops.


Carnival
Sets Sail On All 23 Ships In The Carnival Fleet
14 MILLION+ IMPRESSIONS
IN PRINT ON ALL MENUS
PORTS IN
MD, SC, TX, FL, CA, AL, VA, NY, WA, LA, HI

Start Your Engines:

Island Brands USA is excited to be a title sponsor for the 2023 NASCAR Season, partnering with Sam Hunt Racing and Driver Kaz Grala (who notably became the youngest driver in history to qualify for the Daytona 500).


NASCAR
2023 SPONSORSHIP
26
SHR RACING
ISLAND Racing
KAZ GRALA


THE NASCAR FAN
80 MILLION
FANS WORLDWIDE
FAN BASE FOOTPRINT
40%
of NASCAR's total fanbase live in the South

ENGAGING MORE FANS

NASCAR delivers more 18-49 viewers than the NBA, NHL, MLS, and MLB

WILLING TO SWITCH

41% of NASCAR fans say they're willing to switch to a sponsor brand

SOURCES: MRI SIMMONS (DEC. 2022 SPORTS FAN STUDY)

ENGAGING ALL GENERATIONS

1.2x higher GEN-Z and MILLENNIAL social audience during the 2021 DAYTONA 500

18-34 YEAR OLD FANS SAY

"When I see a company use the NASCAR logo in its adverising, I am more likely to consider purchasing its products/services"

SOURCES: MORNING CONSULT // DIRECTIONS RESEARCH, FEB. 2020 // NIESEN

ENGAGING EVERYONE

63%/37% Male to female ratio

25% of NASCAR fans are multi-cultural

1 IN 3 have children

THE NASCAR REACH

#1 Sport on TV from February to September	**42** race tracks around the entire United States and Canada
#2 Audience tuned in (second only to NFL)	**100K+** attendees over a race weekend, making at-track activations an extended window for conversation with race fans
#2 Co-viewing among major sports	**#9** on the 20 fastest growing brands list among the Gen Z U.S. Population
#1 Sport in time spent viewing	**650** radio stations nationwide that feature live race broadcasts
#1 Sport in ad recall and likeability	**#1** NASCAR.com is the most visited League Website among all Major Sports

SOURCES: MORNING CONSULT // FASTEST GROWING BRANDS 2020

SPONSORSHIP DETAILS

- All races will have Island hospitality experiences, at-track activations, suite access, and additional weekend credentials available.
- Customization of most televised portion of race car rear panel at each race to include retail partners logos and call to action on ISLAND products availability at retailer.
- Team's semi-hauler wrapped for the entire 2023 season.
- Island and CRUSH branding on both the team's and driver's websites for the 2023 season.
- Team and driver social media posts throughout the season.
- Team-created content and at-track photography from each weekend.
- Branded "hero cards" of the driver and car for use and distribution throughout the season.
- In-market appearances by driver throughout the season.
- Island and CRUSH branded show car will be available for promotional use.


KAZ GRALA


26

HOW WE ARE DIFFERENT

1. We're disrupting the market.

We believe that no one in the bev/alc space is as agile or market-savvy as Island Brands.

2. We're innovating for consumers.

Our new products and packaging are created with our customers in mind.

3. We're making a meaningful difference.

We partner with 1% for the Planet to ensure our planet and future generations thrive.


1% FOR THE PLANET
— MEMBER —

WHY INVEST

Be part of a trailblazing, superpremium beer brand and lifestyle company that shows no signs of slowing down

Be part of a trailblazing, disruptive lifestyle brand. Join our mission to bring the highest-quality, premium adult beverages to the world — and make a meaningful impact on our communities — with Island Brands.

INVEST NOW

Island Brands 17b Disclosure

ABOUT

HEADQUARTERS
49 Immigration St. Suite 204
Charleston, SC 29403

WEBSITE
View Site

Island Brands USA is a disruptive lifestyle brand with premium products across multiple segments in the adult beverage space. Named to the 2022 Inc. 5000 fastest growing companies in America, the company is introducing product-line innovations and expanded domestic and international distribution this year, as well as already being available fleetwide across Carnival Cruise lines. In addition, Island Brands is a 2023 Primary Sponsor for NASCAR's #26 car driven by Kaz Grala of the Sam Hunt Racing Team.

TEAM



Scott Hansen
CO-Founder, CEO, and Director



Brandon Perry
Co-Founder, Director



Michael J. Woods
Board Member



Michael Horn
Board Member



Jay Ward
Director

In his more than 20-year career, Jay has played significant lead and liaison counsel roles in complex class action and multidistrict litigation involving pharmaceutical drugs, healthcare fraud, defective products, antitrust, and consumer protection.



Steve Kleiman
Director

With over 15 years managing all aspects of investment direction and selection, estate and tax planning, and tax, finance, and accounting functions as well as overseeing a $9.0 billion alternative investment fund.



Michael Kane
Director

Successful executive with over 25 years of experience in small business, large corporations and banks including international assignments and global responsibilities.

TERMS

Island Brands

Overview

PRICE PER SHARE
$7.91

VALUATION
$116.85M

DEADLINE
Apr 25, 2023

AMOUNT RAISED
$1,624,105.20

Breakdown

MIN INVESTMENT
$245.21

OFFERING TYPE
Equity

MAX INVESTMENT
$106,998.57

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
1,264

SHARES OFFERED
Series CF-2 Non-Voting Preferred Stock

MAX NUMBER OF SHARES OFFERED
600,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Tier 1- $250

Exclusive Island Local Trucker Hat

Exclusive Island Local Sticker

Ownership certificate

Tier 2- $500

1 Exclusive Island Local Hat

1 Exclusive Island Local Sticker

2 Exclusive Island Local Pint Glasses

15% off for 1 year in Island Brands USA Merch Store

Island Local Founders Club "Lifetime Status"

Ownership certificate

Tier 3 - $1000

2 Exclusive Island Local Hat

2 Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

Tier 4 - $5000

5% Bonus Shares

2 Exclusive Island Local Hats

2 Exclusive Island Local Stickers

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

Tier 5 - $10,000

2 Exclusive Island Local Hats

2 Exclusive Island Local Stickers

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

Help Island Brands choose their next beer ! - You will help the Island Brands R&D team choose their next beer. You will have an exclusive behind the scenes look at the recipe fine tuning process and will participate in multiple tasting panels to help finalize a new innovation ahead of bringing it to market.

Tier 6 - $25,000

10% bonus shares

2 Exclusive Island Local Hat

2Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

A one acre oyster reef will be built in your name. This effort will help clean coastal waters, restore critical habitat and provide coastal buffering to our coastline. You will work with Island Brands USA to identify a location and name the oyster reef. A celebration event will be held in your honor once the oyster reef has been established.

Tier 7 - $50,000

15% bonus shares

2 Exclusive Island Local Hat

2 Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

30% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ultimate Island Getaway -Private air travel for you and one guest on Island Brands' Renegade Seaplane "High Vibe" from Fort Lauderdale to the crystal blue waters of the Bahamas.. Kick back with the Founders for an exclusive 4 day/3 night guided fishing lodge experience. This makes you an island local for life!

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

ABH HoldCo., Inc. (dba Island Brands USA) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF-2 Non-voting Preferred Stock at $7.91 / share, you will receive 110 shares of Series CF-2 Non-voting Preferred Stock, meaning you'll own 110 shares for $791. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

PRESS

Authority Magazine

Brandon Perry Of Island Brands USA On The Three Things You Need To Shake Up Your Industry

View Article

Outside Business Journal

Island Brands USA is the Fastest Beer Brand to raise $1M on StartEngine

View Article

Garden and Gun

Your New Boat Beer Is Here

View Article

Brobible

How Two Buddies Are Taking On Big Beer With A Light Beer And Chill Vibes

View Article

The Post and Courier

Born on the beaches of Cuba, SC's Island Brands going head-to-head with Big Beer

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Island Brands.

$245

STARTENGINE OWNER'S BONUS

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Select

$250

TIER 1

Exclusive Island Local Trucker Hat Exclusive Island Local Sticker Ownership certificate

Select

$500

TIER 2

1 Exclusive Island Local Hat 1 Exclusive Island Local Sticker 2 Exclusive Island Local Pint Glasses 15% off for 1 year in Island Brands USA Merch Store Island Local Founders Club "Lifetime Status" Ownership certificate

Select

$1,000

TIER 3

2 Exclusive Island Local Hat 2 Exclusive Island Local Sticker 4 Exclusive Island Local Pint Glasses 25% off for 1 year in Island Brands USA Merch Store Island Local "Founders Club" Lifetime Status Ownership certificate

Select

$5,000

TIER 4

2 Exclusive Island Local Hats 2 Exclusive Island Local Stickers 4 Exclusive Island Local Pint Glasses 25% off for 1 year in Island Brands USA Merch Store Island Local "Founders Club" Lifetime Status Ownership certificate

Select

$10,000

TIER 5

2 Exclusive Island Local Hats 2 Exclusive Island Local Stickers 4 Exclusive Island Local Pint Glasses 25% off for 1 year in Island Brands USA Merch Store Island Local "Founders Club" Lifetime Status Ownership certificate See more in terms below

Select

$25,000

TIER 6

2 Exclusive Island Local Hat 2Exclusive Island Local Sticker 4 Exclusive Island Local Pint Glasses 25% off for 1 year in Island Brands USA Merch Store Island Local "Founders Club" Lifetime Status Ownership certificate See more in terms below

Select

$50,000

TIER 7

2 Exclusive Island Local Hat 2 Exclusive Island Local Sticker 4 Exclusive Island Local Pint Glasses 30% off for 1 year in Island Brands USA Merch Store Island Local "Founders Club" Lifetime Status

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

PINNED BY STARTUP

MW **Michael Wendlinger**
2 months ago

Was at in Daytona for the race! Actually drank a few Island Beers while watching. Never have issues finding Island Lager here in SC or FL. Als...
Show more

1 0

SH **Scott Hansen**
Island Brands • 2 months ago

Thanks for your support, Michael! Looking forward to an incredible racing season

0

PINNED BY STARTUP

JB **James Bondulich**
8 months ago

Momentum building! Two investors over the last 10 days dropped 50K each on this marketing and ecosystem building juggernaut in the ...
Show more

1 1

SH **Scott Hansen**
Island Brands • 8 months ago

Thanks so much, James! Looking forward to y'all seeing what we've been working on.

0

KO **Kevin Olson**
a day ago

Great race Kaz!!! Respect your resilience!!!...You CRUSHED it!!!

1 0

JB **James Bondulich**
a day ago

He was in third place at one point towards the end. I would imagine that it is hard to get the most out of your car after it got smacked by ...
Show more

0

MC **Matt Compton** 1 INVESTMENTS
16 days ago

@Island Brands, I originally invested at Tier 1, before trying and seeing what other friends thought. I have since done another Tier 1, would ...
Show more

3 0

SH **Scott Hansen**
Island Brands • 12 days ago

Email parker.christian@islandbrandsusa.com and she can get you bumped up to Tier 2 when we ship the next round. Thanks!

0

View 2 more replies

MK

Mark Kern 2 INVESTMENTS
21 days ago

When will you begin distribution in Texas?

0 0

KF

Kyle Fishman
a month ago

What's your end game?
Do you see this company going public? when?

1 0

KF

Kyle Fishman
21 days ago

Oh nevermind, I forgot I already asked this question. Sorry.

0

EC

Eric Clark
a month ago

When will we receive our merchandise from tier 2 sign up? I signed up in December and have not received anything to date

1 0

SH

Scott Hansen
Island Brands • a month ago

Hi, Erin! Thank you so much for your patience! We have perks in the works right now and they should hopefully be shipping by the end...
Show more

0

SH

Scott Hansen
Island Brands • a month ago

Hey Nate. We're planning most activations around tracks where we have distribution. Excited to include Kansas, Massachusetts, New ...
Show more

0 0

NA

Nate Auerbach
a month ago

Will Island Brands have any presence in Sonoma for the Nascar weekend? I will be out there all weekend and it would be great to see...
Show more

0 0

DB

David Brooks
a month ago

i invested in December 2022, Tier 1. I still have not received items listed for Tier 1 investors. I was just wondering what happened.

1 0

SH

Scott Hansen
Island Brands • a month ago

Hi, David! We are about to send out perks for your round. We typically send out perks quarterly. You should have received an ...
Show more

0

Show More Comments

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Filing ID: 220525-1125284

Filing Date: 05/25/2022

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF AMENDMENT

Pursuant Section 33-10-106 of the 1976 South Carolina Code of Laws, as amended, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

1. The name of the corporation is:

ABH Holdco, Inc.

2. Date of Incorporation is: 03/01/2019

3. Agent's Name and Address:

Palmetto Corporate Services LLC
(Name)

940 Johnnie Dodds Blvd Suite 201
(Street Address)

Mt. Pleasant, South Carolina 29464
(City, State, Zip Code)

4. On 05/16/2022, the corporation adopted the following Amendment(s) of its Articles of Incorporation:

Additional Amendment: See attached.

5. The manner, if not set forth in the Amendment, in which any exchange, reclassification, or cancellation of issued shares provided for in the Amendment shall be effected, is as follows:

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

May 25 2022
REFERENCE ID: 1048114

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

ABH Holdco, Inc.

Name of Corporation

6. Complete either "a" or "b", whichever is applicable.

a. [X] Amendments adopted by shareholder action. At the date of the adoption of the Amendment, the number of outstanding shares of each voting group entitled to vote separately on the Amendment, and the vote of such shares was:

Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Number of Votes Represented at the Meeting	Number of Undisputed Shares* For	-OR- Against
Common	9035490	9035490	9035490	8031540	0
Series A	3116740	3116740	3116740	2649850	0
Series B	572827	572827	572827	572827	0

***Note:** Pursuant to Section 33-10-106(6)(i) of the 1976 South Carolina Code of Laws, as amended, the corporation can alternatively state the total number of disputed shares cast for the amendment by each voting group together with a statement that the number of votes cast for the amendment by each voting group was sufficient for approval by that voting group.

b. [ ] The Amendment(s) was duly adopted by the incorporators or board of directors without shareholder approval pursuant to Section 33-6-102(d), 33-10-102 and 33-10-105 of the 1976 South Carolina Code of Laws, as amended, and shareholder action was not required.

7. Unless a delayed date is specified, the effective date of these Articles of Amendment shall be the date of acceptance for filing by the Secretary of State (see Section 33-1-230(b) of the 1976 South Carolina Code of Laws, as amended) __________________.

Date: 05/25/2022

Name of Corporation:

ABH Holdco, Inc.

Signed as Filer: Callie E McLaughlin
Signature

Scott Hansen
Type or Print Name

CEO
Office

Business Name: ABH Holdco, Inc.

Signature Page for a Secretary of State Business Filing

...ompleted, scanned, and attached to any business filing where one of the following is true.

- ...y signs the digital form on behalf of official signee.
- An attorney's signature is required. (Articles of Incorporation for Corporation and Benefit Corporation)

Official Signatures

(Officer, Incorporator, Director, Agent, Partner, etc)
Required for forms where the signee is not present upon online submission and a filing party is providing a digital signing on their behalf. If the provided space is not enough, please attach multiple pages.

Scott Hansen	05 / 25 / 2022
Name	Date
[signature]	CEO
Signature	Title / Position
Name	Date
Signature	Title / Position
Name	Date
Signature	Title / Position
Name	Date
Signature	Title / Position
Name	Date
Signature	Title / Position

Scan and Upload this document to the Business Filing System during the filing process.
File must be PDF format.

Supplement to Article 4 of ABH Holdco, Inc. Articles of Amendment:

The corporation hereby amends Article 3b of its Articles of Incorporation to read as follows:

"The corporation is authorized to issue more than one class of shares:

Class of Shares	Authorized Number in Each Class
Class A Voting Common	16,500,000
Class B Non-Voting Common	3,500,000
Series A Preferred	3,600,000
Series B Preferred	1,200,000
Series C Preferred	1,500,000
Series CF Non-voting Preferred	1,000,000
Series CF-2 Non-voting Preferred	700,000
Total Authorized Stock	28,000,000"

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ABH Holdco, Incorporated

[See attached]

ABH HOLDCO, INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022
(AUDITED)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(AUDITED)

10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
ABH Holdco, Inc.
Cambridge, Massachusetts

Opinion

We have audited the consolidated financial statements of ABH Holdco, Inc., which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of ABH Holdco, Inc. as of December 31, 2022, and the result of its consolidated operations and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are required to be independent of ABH Holdco, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ABH Holdco, Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ABH Holdco, Inc.’s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ABH Holdco, Inc.’s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 12, 2023
Los Angeles, California

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

April 12, 2022

To: Board of Directors, ABH HOLDCO INC.

Re: 2021-2020 Financial Statement Audit

We have audited the accompanying consolidated financial statements of ABH HOLDCO INC. (a corporation organized in Delaware), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, shareholders' equity, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, member equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying restated financial statements have been prepared assuming that the Company will continue as a going concern. As a result, there is substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 12, 2022

ABH HOLDCO, INC.
CONSOLIDATED BALANCE SHEET
(AUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	156,986	$	274,774
Inventory		1,083,888		280,625
Other Current Assets		2,154,047		38,347
Total Current Assets		**3,394,921**		**593,746**
Intangible Assets, net		62,459		60,475
Property and Equipment, net		75,503		57,354
Right of use assets, net		8,650		-
Total Assets	**$**	**3,541,533**	**$**	**711,575**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	840,698	$	504,894
Credit Cards		125,929		63,926
Other current liabilities		197,130		316,145
Loan		100,820		-
Right of use liability, current portion		5,411		-
Total Current Liabilities		**1,269,988**		**884,965**
Covertible Notes		4,100,000		-
Owner loans		510,000		-
Right of use liability		3,239		-
Total Liabilities		**5,883,227**		**884,965**
STOCKHOLDERS EQUITY				
Common Stock - Series A		16,850		16,850
Preferred Stock - Series A		1,935,496		1,935,496
Preferred Stock - Series B		796,230		796,230
Preferred Stock - Series CF		4,057,547		4,057,547
Preferred Stock - Series CF 2		1,243,193		-
Treasury Stock		(400,000)		(400,000)
Equity issuance costs		(1,171,955)		(921,237)
Retained Earnings/(Accumulated Deficit)		(8,819,055)		(5,658,276)
Total Stockholders' Equity		**(2,341,694)**		**(173,390)**
Total Liabilities and Stockholders' Equity	**$**	**3,541,533**	**$**	**711,575**

See accompanying notes to financial statements.

ABH HOLDCO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(AUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	1,669,081	$	2,669,871
Cost of Goods Sold		1,386,043		2,045,973
Gross profit		283,038		623,898
Operating expenses				
General and Administrative		2,162,409		2,484,516
Research & Development		19,289		16,000
Sales and Marketing		1,189,366		1,701,261
Total operating expenses		3,371,064		4,201,777
Operating Income/(Loss)		(3,088,026)		(3,577,879)
Interest expense		148,975		537
Other Loss/(Income)		(76,222)		(135,259)
Income/(Loss) before provision for income taxes		(3,160,779)		(3,443,157)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(3,160,779)**	**$**	**(3,443,157)**

See accompanying notes to financial statements.

ABH HOLDCO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(AUDITED)

	Common Stock Series A		Preffered Stock Series A		Preffered Stock Series B		Preffered Stock Series CF		Preffered Stock Series CF-2		Treasury	Equity issuance	Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Stock	costs	(Accumulated Deficit)	Equity
Balance as of December 31, 2020	**9,035,490**	**$ 16,850**	**3,302,620**	**$ 2,050,927**	**572,827**	**$ 796,230**	**231,102**	**$ 356,566**	**-**	**$ -**	**$ (300,000)**	(130,167)	**(2,215,119)**	**$ 575,287**
Issuance of preferred stock	-	-	-	-	-	-	697,255	3,700,981	-	-	-	(791,070)	$ -	2,909,911
Repurchase of preferred stock	-	-	(185,880)	(115,431)	-	-	-	-	-	-	(100,000)			(215,431)
Net income/(loss)	-	-	-	-	-	-	-	-	-	-	-	-	(3,443,157)	(3,443,157)
Balance—December 31, 2021	**9,035,490**	**$ 16,850**	**3,116,740**	**$ 1,935,496**	**572,827**	**$ 796,230**	**928,357**	**$ 4,057,547**	**-**	**$ -**	**$ (400,000)**	**$ (921,237)**	**$ (5,658,276)**	**$ (173,390)**
Issuance of preferred stock	-	-							167,606	1,243,193		(250,718)	$ -	992,475
Net income/(loss)	-	-										-	(3,160,779)	**(3,160,779)**
Balance—December 31, 2022	**9,035,490**	**$ 16,850**	**3,116,740**	**$ 1,935,496**	**572,827**	**$ 796,230**	**928,357**	**$ 4,057,547**	**167,606**	**$ 1,243,193**	**$ (400,000)**	**$ (1,171,955)**	**$ (8,819,055)**	**$ (2,341,694)**

See accompanying notes to financial statements.

ABH HOLDCO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(AUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(3,160,779)	$	(3,443,157)
Non-cash items:				
Amortization of intangibles		4,859		2,899
Depreciation of property and equipment		13,785		17,234
Bad debt expense		58		55,459
Firgiveness of PPP loan		-		(137,534)
Changes in operating assets and liabilities:				
Inventory		(803,263)		(280,625)
Prepaids and Other Current Assets		(2,115,700)		25,986
Accounts Payable		335,804		412,988
Credit Cards		62,003		60,655
Other current liabilities		(119,015)		238,571
Net cash provided/(used) by operating activities		**(5,782,248)**		**(3,047,525)**
CASH FLOW FROM INVESTING ACTIVITIES				
Sales of software		17,467		-
Purchases of Intangibles		(27,488)		(50,388)
Purchases of property and equipment		(28,813)		(31,978)
Net cash provided/(used) in investing activities		**(38,834)**		**(82,366)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of preferred shares		992,475		2,909,911
Borrowing on convertible notes		4,100,000		
Borowing on Owner Loan		510,000		
Borowing on Loan		100,820		
Net cash provided/(used) by financing activities		**5,703,295**		**2,909,911**
Change in Cash		(117,787)		(219,979)
Cash—beginning of year		274,774		494,753
Cash—end of year	**$**	**156,987**	**$**	**274,774**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	33,418	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

ABH Holdco, Inc. was incorporated in March 2019 in the state of South Carolina. The consolidated financial statements of ABH Holdco, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Charleston, South Carolina.

As part of corporate reorganization, the Company acquired all of the membership interest in American Beverage Holdings LLC ("ABH LLC") from ABH LLC owners in exchange for all of the common stock of the Company. ABH LLC was formed in May 2016 in South Carolina. ABH LLC, now a wholly owned subsidiary of the Company, remains the operating entity of the Company. The Company designs, distributes and sells carbonated beverages.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $24,774, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials, packaging and finished goods which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer Equipment	3-5 years
Furniture and Fixtures	10 years
Leasehold Improvements	10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Other intangibles include trademarks and software.

Income Taxes

ABH Holdco, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

The Company earns revenues from the sale of its beverage products.

Cost of sales

Costs of goods sold include cost of labor, commissions, distribution services, federal excise tax, freight, delivery, ingredients packaging and supplies, and cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $1,189,366 and $1,701,261, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 12, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 10,926	$ 10,926	$ 10,926
Liabilities				
Current portion of lease obligation	-	5,191	5,191	$ 5,191
Lease obligation	-	5,735	5,735	$ 5,735
Deferred rent current	-	-	-	$ -
Deferred rent non-current	-	-	-	$ -
Equity				
Retained Earnings	-	(0)	(0)	$ (0)
Total	$ -	$ -	$ -	$ -

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Packaging	743,427	280,625
Finished goods	289,939	-
Merchandise	50,522	-
Total Inventory	**$ 1,083,888**	**$ 280,625**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid expenses	2,114,689	6,667
Funding receivables	28,595	-
Security deposit	4,000	9,141
Other	6,763	22,539
Total Other Current Assets	**$ 2,154,047**	**$ 38,347**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued expenses	145,428	281,416
Payroll liabilities	36,079	34,729
Other	15,623	-
Total Other Current Liabilities	**$ 197,130**	**$ 316,145**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Computer Equipment	$ 17,372	$ 12,831
Furniture and Fixtures	64,117	64,913
Leasehold Improvements	20,632	-
Fixed assets, at Cost	**102,122**	**77,744**
Accumulated depreciation	(26,619)	(20,390)
Fixed assets, Net	**$ 75,503**	**$ 57,354**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $13,785 and $17,234 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Patents&Trdemarks	$ 72,879	$ 43,476
Software	-	26,200
Intangible assets, at cost	**72,879**	**69,676**
Accumulated amortization	(10,420)	(9,201)
Intangible assets, Net	**$ 62,459**	**$ 60,475**

Amortization expense for trademarks and patents for the fiscal year ended December 31, 2022, and 2021 was in the amount of $4,859 and $6,537 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ 4,859
2024	4,859
2025	4,859
2026	4,859
Thereafter	43,025
Total	**$ 62,459**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 16,500,000 shares of Common Shares Series A and 3,500,000 Common Shares Series B with no par value. As of December 31, 2022, and December 31, 2021, 9,035,490 shares of Series A, and 0 shares Series B have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 3,600,000 shares of Preferred Shares Series A, 1,200,000 shares of Preferred Shares Series B, 1,500,000 shares of Preferred Shares Series C, 1,000,000 shares of Preferred Shares Series CF and 700,000 shares of Preferred Shares Series CF 2 with no par value. As of December 31, 2022, and December 31, 2021, 3,116,740 and 3,116,740 shares of Preferred Shares Series A, 572,827 and 572,827 shares of Preferred Shares Series B, 0 and 0 shares of preferred shares Series C, 928,357 and 928,357 shares of Preferred Shares Series CF, 167,606 and 0 shares of Preferred Shares Series CF 2 have been issued and are outstanding.

8. DEBT

Line of Credit

The Company entered into a Line of Credit agreement with Celtic Bank Corporation during fiscal year 2022. The credit facility size $110,000. The interest rate is 3.96% per month. The total outstanding balance as of December 31, 2022, was $100,820. The entire balance is classified as current.

Owner Loans

During 2022 the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Padgett Thomas	$ 510,000	10.00%	12.28.2022	12.31.2024	$ -	-	$ -	$ 510,000	$ -	$ -	$ -	$ -	$ -	$ -
Total					$ -	$ -	$ -	$ 510,000	$ -	$ -	$ -	$ -	$ -	$ -

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Notes (various lenders)	$ 2,000,000	8.00%	2022	2025	115,333	115,333	-	2,000,000	2,000,000	-	-	-	-	-
2022 Convertible Note for services	$ 2,100,000	8.00%	12.9.2022	3.31.2024	-	-	-	2,100,000	2,100,000	-	-	-	-	-
Total	**$ 4,100,000**				**$ 115,333**	**$ 115,333**	**$ -**	**$ 4,100,000**	**$ 4,100,000**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**

The convertible notes are convertible into common shares Series A at a conversion price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

In December 2022, the Company has signed convertible note in exchange for marketing and promotional services for SHR's 2023 campaign in the NASCAR Xfinity Series (the "2023 Season").

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (821,803)	$ (895,220)
Valuation Allowance	821,803	895,220
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (1,827,779)	$ (1,005,976)
Valuation Allowance	1,827,779	1,005,976
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had net operating loss ("NOL") carryforwards of approximately $8,819,055. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an

annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

In August 2022, the Company has paid $50,000 to one of its owners, Scott Hansen (Padgett Thomas LLC) for the marketing services rendered. In December 2022, the Company has received a loan from one of its owners, Scott Hansen (Padgett Thomas loan) in the amount of $510,000, bearing 10% interest per annum, with maturity date of December 31, 2024. As of December 31, 2022, the loan is classified as long term.

There are no other related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 12, 2023, which is the date the consolidated financial statements were available to be issued.

During 2023, until the date of the audit report, the Company has raised on crowdfunding $97,059 and received $225,000 in convertible note funds.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $3,165,447, and operating cash flow loss of $3,682,249, and liquid assets in cash of $156,986, which less than a year worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.